Exhibit (a)(1)(D)

November 2, 2016

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Everyday Health, Inc.

at

$10.50 Net Per Share Pursuant to the Offer to Purchase

Dated November 2, 2016

by

Project Echo Acquisition Corp.

a direct wholly-owned subsidiary of

Ziff Davis, LLC,

a wholly-owned subsidiary of

j2 Global, Inc.

To Brokers, Dealers, Banks, Trust Companies and other Nominees:

We have been engaged by (i) Project Echo Acquisition Corp., a Delaware corporation (the “Purchaser”) and a direct wholly-owned subsidiary of Ziff Davis, LLC, a Delaware limited liability company (“Parent”) and a wholly-owned subsidiary of j2 Global, Inc., a Delaware corporation (“j2”), and (ii) Parent to act as Information Agent in connection with the offer to purchase all issued and outstanding shares of common stock, par value $0.01 per share (collectively, the “Shares” and each, individually, a “Share”), of Everyday Health, Inc., a Delaware corporation (“Everyday Health”), at a price of $10.50 per Share, net to the seller in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 2, 2016 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”). Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

Enclosed herewith are copies of the following documents:

1.	Offer to Purchase dated November 2, 2016;

2.	Letter of Transmittal to be used by stockholders of Everyday Health in accepting the Offer;

3.	Everyday Health’s Solicitation/Recommendation Statement on Schedule 14D-9;

4.	A printed form of letter that may be sent to your clients for whose account you hold Shares in your name or in the name of a nominee, with space provided for obtaining the clients’ instructions with regard to the Offer; and

5.	Notice of Guaranteed Delivery with respect to the Shares.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 21, 2016 (the “Merger Agreement”), by and among Everyday Health, Parent, the Purchaser and (solely with respect to Section 9.11 thereof) j2. Pursuant to the Merger Agreement, after the completion of the Offer and the satisfaction or waiver of the conditions to the Merger, the Purchaser will be merged with and into Everyday Health (the “Merger”) as soon as practicable, without a vote of the stockholders of Everyday Health, in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), with Everyday Health surviving the Merger as a direct wholly-owned subsidiary of Parent.

The board of directors of Everyday Health unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair and advisable to, and in the best interest of, Everyday Health and its stockholders, (ii) agreed that the Merger shall be effected pursuant to Section 251(h) of the DGCL, (iii) approved the execution, delivery and performance by Everyday Health of the

Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, and (iv) resolved to recommend that Everyday Health’s stockholders accept the Offer and tender their Shares to the Purchaser in response to the Offer. Subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, j2, Parent, the Purchaser, and Everyday Health will, as soon as practicable following the completion of the Offer, cause the Merger to become effective, without a vote of Everyday Health stockholders, in accordance with Section 251(h) of the DGCL (as detailed within the Offer to Purchase).

There is no financing condition to the Offer. The Offer, and the obligation of the Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer, is conditioned on The Offer is conditioned on, among other things, the satisfaction of the Minimum Condition (as defined below). The “Minimum Condition” requires that number of Shares validly tendered in accordance with the terms of the Offer, and not validly withdrawn, on or prior to the end of the day, by one minute after 11:59 p.m., New York City time, on Friday, December 2, 2016 (which we refer to as the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire), together with the Shares, if any, then owned by Parent and its affiliates (including the Purchaser) (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been received), represent at least one more Share than 50% of the sum (without duplication) of (x) the total number of Shares outstanding at the time of the expiration of the Offer plus (y) the aggregate number of Shares issuable to holders of options to purchase Everyday Health common stock (each, a “Company Option”) from which Everyday Health has received notices of exercise prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders of Company Options), to the extent that the foregoing Company Options are outstanding immediately prior to the time at which the Purchaser accepts for payment and pays for such number of Shares validly tendered and not withdrawn as satisfies this condition (the “Offer Acceptance Time”) regardless of whether vested or otherwise exercisable at or immediately prior to the Offer Acceptance Time, plus (z) the aggregate number of Shares that will be issuable upon the deemed exercise of any warrants to purchase Everyday Health common stock, to the extent that such warrants are outstanding immediately prior to the Offer Acceptance Time and exercisable at or immediately prior to the Offer Acceptance Time. Pursuant to the Merger Agreement, for purposes of determining whether the Minimum Condition has been satisfied, Parent and the Purchaser shall include for purposes of its determination thereof Shares tendered in the Offer pursuant to guaranteed delivery procedures if and only if Shares subject to such guarantees have been received by American Stock Transfer & Trust Company, LLC, which is acting as the depositary for the Offer, as of the Expiration Date. The Offer is also subject to the satisfaction of certain other conditions described in this Offer to Purchase, including, among other conditions, (i) the expiration or termination of any applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (ii) no temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer having been issued by any court of competent jurisdiction or remaining in effect nor any action having been taken, or any legal requirement or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any governmental body which directly or indirectly prohibits, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer, (iii) that the Merger Agreement has not been terminated in accordance with its terms and (iv) holders of Shares representing no more than 15% of the outstanding Shares have demanded (and not withdrawn) appraisal rights under Section 262 of the DGCL for such Shares. See Section 14—“Conditions of the Offer” of the Offer to Purchase for a description of the conditions to the Offer.

We request that you contact your clients promptly. Please note that the Offer and any withdrawal rights will expire at one minute after 11:59 p.m., New York City time, on Friday, December 2, 2016, unless extended.

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the depositary for the Offer, American Stock Transfer & Trust Company, LLC (the “Depositary”) of (i) certificates for the Shares (or a timely Book-Entry Confirmation (as defined in the Offer to Purchase)), (ii) a properly completed and duly executed Letter of Transmittal, with any required signature guarantees (or, in the case of a book-entry transfer effected pursuant to the procedures set forth in Section 3—“Procedure for

Tendering Shares” of the Offer to Purchase, an Agent’s Message (as defined in the Offer to Purchase) in lieu of a Letter of Transmittal) and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the purchase price, regardless of any extension of the Offer or any delay in making payment.

Neither the Purchaser nor Parent will pay any fees or commissions to any broker or dealer or other person (other than the Depositary and the Information Agent as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares in the Offer. You will be reimbursed by the Purchaser upon request for customary mailing and handling expenses incurred by you in forwarding the enclosed materials to your clients.

Questions may be directed to us as Information Agent at our address and telephone number set forth on the back cover of the enclosed Offer to Purchase.

Very truly yours,

D.F. King & Co., Inc.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY OTHER PERSON THE AGENT OF THE PURCHASER, PARENT, J2 OR THE DEPOSITARY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER NOT CONTAINED IN THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL.